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ALEAFIA HEALTH INC.
(Formerly Canabo Medical Inc.)

ALEAFIA HEALTH INC. ANNOUNCES CLOSING OF
BUSINESS COMBINATION BETWEEN
CANABO MEDICAL INC. AND ALEAFIA INC.

Toronto, Ontario, March 26, 2018 – Aleafia Health Inc. (TSXV: ALEF) (“Aleafia Health” or the “Company”, formerly, Canabo Medical Inc. (TSXV: CMM)) is pleased to announce the completion of its previously announced business combination (the “Transaction”) with Aleafia Inc. (“Aleafia”) pursuant to the terms of the Business Combination Agreement dated January 31, 2018.

As a result of the Transaction, the Company has changed its name to “Aleafia Health Inc.” and Aleafia Inc. is now an indirectly wholly-owned subsidiary of the Company.

In connection with the completion of the Transaction, the Company is also pleased to announce the release from escrow to the Company of aggregate gross proceeds of $30,213,750, pursuant to its previously announced over-subscribed brokered private placement of subscription receipts completed on March 1, 2018 (the “Private Placement”). The Private Placement was co-led by Mackie Research Capital Corporation, as sole bookrunner, and Canaccord Genuity Corp., together with a syndicate of agents that included Clarus Securities Inc. and PowerOne Capital Markets Limited (collectively, the “Agents”).

Gross proceeds of the Private Placement are now immediately available for the Company for the continuing development of its vertically integrated medical cannabis business, to retire the vendor-take back mortgage on Aleafia Farms Inc.’s Scugog property where the Company’s licensed cannabis production facility operates and for general working capital purposes.

“We are delighted to have formally completed the vertical integration of our two companies, and look forward to a long and meaningful partnership as we go forward as one, patient-focused, physician-led and research driven organization,” said Aleafia Health Inc. Executive Chairman, Julian Fantino, on behalf of the board of directors. “We look forward to having more to say this coming Wednesday, at which time we will make a more formal announcement”, Fantino concluded.

The Company now has 135,944,461 common shares, 12,315,850 warrants and 6,689,000 stock options issued and outstanding.

It is expected that the TSX Venture Exchange will issue a bulletin on Tuesday, March 27, 2018 to advise that trading of Aleafia Health’s common shares will recommence on Wednesday, March 28, 2018 under the trading symbol ALEF.

The Company is also pleased to announce that it now has a board of directors of five (5) and that its directors and officers now consist of the following individuals:

Hon. Julian Fantino P.C., COM. OOnt., Executive Chairman and Director, has had a distinguished career in law enforcement and government, as the Chief of the Toronto, York and London police departments, Commissioner of Emergency Management of Ontario, culminating in his appointment as the Commissioner of the Ontario Provincial Police. Shortly thereafter, Mr. Fantino was elected as a Member of Parliament for the riding of Vaughan. During his time in the House of Commons, Mr. Fantino served as the Minister of Veterans Affairs, Associate Minister of National Defence and Minister for International Cooperation. Mr. Fantino is a leading expert on drug enforcement, federal regulatory policy and an advocate for the well-being of Canada’s post-traumatic stress disorder population.

Raf Souccar, LL.B., O.O.M., President, Chief Executive Officer and Director, served in the Royal Canadian Mounted Police for 34 years in progressively senior roles, retiring as Deputy Commissioner of Federal and International Policing. Among his many responsibilities, Mr. Souccar was responsible for drugs and organized crime enforcement, national security, counter terrorism and the Prime Minister’s security. Since 2004, Mr. Souccar has emerged as a leading expert on cannabis legalization through his global travel and study of foreign public policy measures, and his counsel provided to successive Ministers of Justice. In 2016, Prime Minister Justin Trudeau appointed Mr. Souccar to the federal government’s nine-member Marijuana Legalization Task Force, which provided a final set of public recommendations on legalization. Mr. Souccar is a member of the Canadian Association of Chiefs of Police, the Law Society of Upper Canada, and has served as a member of the International Bar Association and the American Society for Industrial Security. Mr. Souccar also has extensive board and committee experience at the national and international levels. He has held executive positions with the Canadian Association of Chiefs of Police and has been a member of both the International Association of Chiefs of Police and Interpol.

Garry Stewart, CPA, CA, Chief Financial Officer and Secretary, has enjoyed a thirty year career in accounting with a focus on financial reporting, operational efficiencies and cash optimization. Mr. Stewart has experience with both public and private companies. Most recently, Mr. Stewart served as the CFO and Vice President Finance for a privately held group of companies, TAR Investments Limited, including Atlantic Business Interiors Limited and Datarite Limited. Mr. Stewart graduated with a Bachelor of Business Administration degree from Acadia University and obtained his CPA, CMA designation in 1990. He was awarded the FCPA, FCMA designation in 2009 and is a member of CPA Nova Scotia and CPA Canada.

John Philpott, Executive Vice President of Clinic Operations and Director, graduated from Memorial University with a Bachelor in Mechanical Engineering in 1995, after completing a three-year Petroleum Engineering Technology program at the Cabot Institute of Applied Engineer Science. Mr. Philpott previously worked as an engineer in Canada, the U.S., and overseas before founding CanAm Physician Recruiting Inc. in 1997. Mr. Philpott has now been active in the medical industry for the past two decades, serving as the CEO of a leading North American physician recruitment firm. In 2013, Mr. Philpott became a member of Canadian Management Consultant and is certified through the Executive stream. He is an active volunteer and serves on numerous boards and executive committees, including the Halifax Club (the oldest business club in North America), East Hants Sportsplex, and Oakfield Golf & Country Club.

Hon. Gary Goodyear, P.C., Director, served a Member of Parliament from 2004 to 2015 for the riding of Cambridge. During his time in the House of Commons, Dr. Goodyear served as the Minister of State for Science and Technology and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario. Prior to serving as a Member of Parliament, Dr. Goodyear was a Doctor of Chiropractic for 20 years where he practiced as the Clinic Director, Director of Patient Services and Past president of Future Recovery Canada.

Dr. Michael Verbora, MBA, MD, CCFP, Director, earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto. A member of the Canadian Consortium for the Investigation of Cannabinoids, Doctors for Responsible Access and the Canadian Pain Society, he has completed over 2,000 cannabinoid therapy consultations, and has presented many talks in community and hospital settings while serving as student health physician at Seneca College and Medical Director, Canabo Medical Clinic.

Julian Fantino, Gary Goodyear and Michael Verbora will serve on the audit committee of the Company.

Dr. Daniel Schecter, Dr. A Neil Smith, Alistair MacLennan and Ian Klassen are no longer directors and/or officers of the Company but have been engaged as consultants to the Company to assist with transitional matters arising from the Transaction.

Aleafia Inc. was represented in the Transaction by the Toronto office of Gowling WLG (Canada) LLP, Canabo Medical Inc. was represented by Salley Bowes Harwardt Law Corp. of Vancouver, British Columbia, and the Agents were represented by Wildeboer Dellece LLP.

Overview of Aleafia

Aleafia Health Inc. operates the Aleafia Medical Cannabis Care Network (the “Aleafia Network”) in Vaughan, Ontario. Aleafia Health seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, the Aleafia Network is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based, and interdisciplinary resourced organization.

Aleafia Health also now wholly owns and operates Canabo Medical Clinics, or CMClinics, Canada’s largest physician led referral-only clinics for medical cannabis. Established in 2014, Aleafia Health now has 23 clinics across Canada, with additional locations planned to open in 2018. Aleafia Health operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Aleafia Health are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Aleafia Inc., owns 100% of Aleafia Farms Inc., a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog, Ontario, where the facility operates. Aleafia acquired Aleafia Farms to directly support the Aleafia Network, as a vertically integrated business model.

For More Information

For more information about Aleafia Health Inc., please contact:

Bob Santos, Aleafia Health Inc., Corporate Affairs
Telephone: (416) 860-5665
Email: bob.santos@aleafiainc.com

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia Health’s proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia Health’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.